Case 1:04-cv-03399-AMD  Document 24     Filed 05/06/2005           Page 1 of 25



                          UNITED STATES DISTRICT COURT
                              DISTRICT OF MARYLAND
                                NORTHERN DIVISION


----------------------------------------------
FULL VALUE PARTNERS L.P.                      *
43 Waterford Drive
Montville, NJ  07102                          *

                           Plaintiff,         *  Civil Action No. AMD 04-CV-3399

                  v.                          *

NEUBERGER BERMAN REAL                         *
ESTATE INCOME FUND, INC.,                        Amended Class Action Complaint
                                              *
Serve on:
CSC Lawyers Incorporated                      *
Service Company,
Registered Agent                              *
11 E. Chase Street
Baltimore, MD  21202                          *

PETER E. SUNDMAN                              *
605 Third Avenue
New York, NY  10158                           *

JACK L. RIVKIN                                *
605 Third Avenue
New York, NY  10158                           *

EDWARD L. O'BRIEN                             *
605 Third Avenue
New York, NY  10158                           *

JOHN CANNON                                   *
605 Third Avenue
New York, NY  10158                           *

BARRY HIRSCH                                  *
605 Third Avenue
New York, NY  10158                           *


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Case 1:04-cv-03399-AMD  Document 24     Filed 05/06/2005           Page 2 of 25


JOHN P. ROSENTHAL                             *
605 Third Avenue
New York, NY  10158                           *

TOM D. SEIP                                   *
605 Third Avenue
New York, NY  10158                           *

FAITH COLISH                                  *
605 Third Avenue
New York, NY  10158                           *

C. ANNE HARVEY                                *
605 Third Avenue
New York, NY  10158                           *

CORNELIUS T. RYAN                             *
605 Third Avenue
New York, NY  10158                           *

PETER P. TRAPP                                *
605 Third Avenue
New York, NY  10158                           *

WALTER G. EHLERS                              *
605 Third Avenue
New York, NY  10158                           *

ROBERT A. KAVESH                              *
605 Third Avenue
New York, NY  10158                           *

HOWARD A. MIEAF                               *
605 Third Avenue
New York, NY  10158                           *

WILLIAM E. RULON                              *
605 Third Avenue
New York, NY  10158                           *

CANDACE L. STRAIGHT                           *
605 Third Avenue
New York, NY  10158                           *

                           Defendants         *

---------------------------------------------

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Case 1:04-cv-03399-AMD  Document 24     Filed 05/06/2005           Page 3 of 25


                         AMENDED CLASS ACTION COMPLAINT
                         ------------------------------

    Plaintiff, Full Value Partners L.P., for its class action complaint in the above captioned matter, alleges as follows:

    1. This action challenges the wrongful actions taken by Neuberger Berman Real Estate Income Fund, Inc. ("NRL" or the "Fund") and its board of directors to thwart the tender offer made by certain trusts controlled by Stewart Horejsi. Those actions improperly prevent the shareholders from considering the trusts' tender offer or any improved offer that the trusts or anyone else may make, and otherwise illegally and inequitably interfere with an arms' length bidding process pursuant to which shareholders of NRL should be able to voluntarily liquidate their investment in the Fund. NLR and its directors have violated the Investment Company Act of 1940, Maryland corporate law, and the fiduciary duties imposed on directors under federal and state law.

    2. If this Court does not issue the declaratory and injunctive relief requested in this complaint, plaintiff and the class, consisting of all public shareholders of NLR, other than the defendants and the trusts, will be denied the opportunity to consider the tender offer made by the trusts, and any improvements to the offer that the trusts would have made but for the defendants' actions. Moreover, the defendants' actions have foreclosed any improved or competing offers, and plaintiff and the class will be coerced into considering and accepting a self tender offer of NRL for only 20% of its shares.

    3. In addition to the injury suffered as a result of the defendants' interference with the tender offer, plaintiff and the class have suffered monetary injury as a result of the series of actions that NLR and the directors have pursued as "defensive" measures against the tender offer of the trusts. As a result of those actions, NLR issued or will issue shares to an affiliate of the investment advisor of NLR at less than net asset value, which has resulted

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Case 1:04-cv-03399-AMD  Document 24     Filed 05/06/2005           Page 4 of 25

or will result in the unfair dilution of the interests of plaintiff and the class.

                             JURISDICTION AND VENUE
                             ----------------------

    4. This action arises under Sections 16, 18, 20 and 36 of the Investment Company Act of 1940, as amended (the "1940 Act"), 15 U.S.C. ss.ss.80a-16, 80a-18, 80a-20, and 80a-35, as well as under state law.

    5. This Court has jurisdiction pursuant to 15 U.S.C. ss. 80a-43, 28 U.S.C. ss. 1331, and supplemental jurisdiction pursuant to 28 U.S.C. ss. 1367.

    6. Venue is proper in this District because the corporate defendant, NLR, is a corporation organized under the laws of the state of Maryland, and the claims alleged in this complaint arose in this District.

                                   THE PARTIES
                                   -----------

    7. Plaintiff Full Value Partners L.P. ("Full Value") is a limited partnership organized under the laws of the state of Delaware, headquartered at 43 Waterford Drive, Montville, New Jersey 07045. Full Value owns 32,070 shares of common stock of NRL, and has owned NLR common stock continuously since prior to September 20, 2004 and at all times material to this complaint.

    8. NRL is a corporation organized and existing under the laws of Maryland. NRL's principal place of business is located at 605 Third Avenue, New York, New York. NRL is a closed-end investment company and is registered under and subject to the 1940 Act. NRL's common stock is listed and trades on the New York Stock Exchange. As of August 23, 2004, NRL had 4,578,983 outstanding shares of common stock.

    9. Defendant Peter E. Sundman ("Sundman") is the Chief Executive Officer and Chairman of the Board of Directors of NRL. Sundman is also the President of

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Neuberger Berman Management, Inc. ("Neuberger Berman"), the investment advisor of the Fund, and Executive Vice President of Neuberger Berman, Inc. ("NBI"), the parent of Neuberger Berman. NBI, in turn, is owned by Lehman Brothers Holdings, Inc.

    10. Defendant Jack L. Rivkin is a director of NRL, and is the Chairman of Neuberger Berman and Executive Vice President and Chief Investment Officer of Neuberger Berman's parent companies.

    11. Defendant Edward I. O'Brien is a director of NRL, and a director of Legg Mason, Inc., which serves, through its subsidiary, as a broker or dealer to NRL and to other funds of which Neuberger Berman is the investment advisor.

    12. Defendants John Cannon, Barry Hirsch, John P. Rosenthal, Tom D. Seip, Faith Colish, C. Anne Harvey, Cornelius T. Ryan, Peter P. Trapp, Walter G. Ehlers, Robert A. Kavesh, Howard A. Mileaf, William E. Rulon, and Candace L. Straight are each directors of NRL and of six other Neuberger Berman funds, four of which invest in securities unrelated to real estate. All of those funds issue a common proxy statement for the election of directors, and conduct their shareholders and directors meetings at the same time. For their services as directors of seven Neuberger Berman funds, including NRL, each of the directors named in this paragraph receives a salary of approximately $70,000 annually.

    13. Because of their financial relationship with Neuberger Berman and its closed end funds, none of the 16 directors are capable of acting independently of NRL's investment advisor.

    14. The individual defendants are referred to in this complaint collectively as the "Board."

                            CLASS ACTION ALLEGATIONS
                            ------------------------

    15. Plaintiff brings this action on its own behalf and as a class action, pursuant to Fed. R. Civ. P. 23, on behalf of all stockholders of the Fund, except Neuberger Berman and its affiliates, Stewart Horejsi and any of his

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affiliates, any of the individual defendants and any person, firm, trust, corporation, partnership, and other entity related or affiliated with any defendant (the "Class"), who are being injured as a result of the breaches of fiduciary duty and violations of law of the defendants (the "Class"). This action is properly maintainable as a class action for the reasons set forth below.

        a) The Class is so numerous that joinder of all members is impracticable. As of August 23, 2004, there were 4,578,983 shares of the Fund outstanding. The shares are held by hundreds of stockholders of record, and thousands of beneficial holders. Members of the Class reside throughout the United States.

        b) A class action is superior to other methods for the fair and efficient adjudication of the claims herein and no unusual difficulties are likely to be encountered in the management of this action. The likelihood of individual Class members prosecuting separate claims is remote.

       c) There are questions of law and fact common to the Class, which predominate over questions affecting any individual Class members. The common questions include (i) whether defendants breached their fiduciary duties under federal and state law by, among other things, implementing measures to entrench the Board and Neuberger Berman in control of the Fund and precluding the shareholders from receiving offers for their shares that are superior to the self tender offer made by the Fund; (ii) whether the actions of the defendants violate federal and state statutes, and (iii) whether plaintiff and the other members of the Class have been injured or damaged thereby.

       d) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of other members of the Class and plaintiff has the

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same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

       e) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would (a) establish incompatible standards of conduct for defendants; or (b) as a practical matter, be dispositive of the interests of the other Class members not parties to this action or substantially impair or impede their ability to protect their interests.

                               FACTUAL ALLEGATIONS
                               -------------------

      A. The Fund
         --------

    16. NRL is part of a family or complex of approximately seven closed end investment company funds that use the "Neuberger Berman" name. Neuberger Berman provides investment management services to each of the seven closed end investment companies. Neuberger Berman created NRL in 2002, and raised funds for investment by issuing stock to the public in an initial public offering.

    17. Neuberger Berman provides investment advisory services to the Fund pursuant to a written management agreement. NRL pays Neuberger Berman a fee for these services based on a percentage of the Fund's net assets. Neuberger Berman also supervises the business and affairs of the Fund pursuant to an "Administration Agreement" dated November 3, 2003. Neuberger Berman is paid a fee for those services as well.

    18. Since the initial public offering of NRL stock in 2002, the common stock of NRL has traded at substantially below its net asset value ("NAV"). As a result, shareholders who wish to sell their shares would receive less than their proportionate share of the value of the securities that NRL owns.

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    19. Beginning in September, 2003, Neuberger Berman began to waive a portion of the management fees that it charges to the Fund. As a result of that waiver, the Fund pays approximately .6% of net assets annually in management and administration fees.

    B. Horejsi's Tender Offer for 50% of the Fund's Shares
       ---------------------------------------------------

    20. Stewart Horejsi ("Horejsi") is the advisor to several family trusts, including the Lola Brown Trust No. 1B ("Lola Brown Trust") and the Earnest Horejsi Trust No. 1B ("Horejsi Trust"), both of which are irrevocable grantor trusts domiciled and administered in South Dakota. Horejsi is the grandson of Lola Brown, and the son of Earnest Horejsi. Badlands Trust Company ("Badlands") is a South Dakota corporation organized to act as a private trust company to administer the Lola Brown Trust and the Horejsi Trust (the "Trusts"), as well as other trusts associated with the family of Stewart Horejsi ("Horejsi"). Horejsi is an advisor to the Trusts and to Badlands.

    21. Between July 9, 2004, and September 2, 2004, the Lola Brown Trust acquired 455,200 shares of NRL common stock through open market purchases on the New York Stock Exchange. On August 31, 2004, the Horejsi Trust acquired 4,900 shares.

    22. The Trusts and Horejsi jointly filed a Schedule 13D under the 1934 Exchange Act with the Securities Exchange Commission (the "SEC") in connection with the Trusts' purchases of Fund shares. The Schedule 13D showed that the Trusts owned approximately 10.05% of the outstanding shares of NRL common stock. It further indicated that the Trusts intended to nominate for consideration and election to NRL' s board of directors at NRL's 2005 annual meeting of shareholders five directors, and that they will do likewise at subsequent annual meetings of shareholders until all NRL directors meet the Trusts' criteria. The Trusts' criteria, among other things, were that its directors would vote to terminate the management agreement with Neuberger Berman and enter into a management agreement with an affiliate of Horejsi.

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    23. Between September 2 and September 10, 2004, the Trusts acquired an additional 8000 shares of stock of the Fund. The Trusts owned approximately 10.22% of the Fund's stock on September 10, 2004.

    24. On September 10, 2004, the Trusts commenced a tender offer (the "Tender Offer") for up to 1,825,000 outstanding shares of NRL common stock at $19.89 per share, which was the closing market price of the stock on the preceding day. The Trusts would own, if they acquired the additional 1.8 million shares, 50% of the outstanding shares of the Fund. The Tender Offer, after being amended and extended, was to expire on October 15, 2004. The Tender Offer has been further extended, and will now expire on October 25, 2004. The Tender Offer price of $19.89 per share remains approximately equal to the market price at which shareholders can currently sell their shares in the market.

    25. The Trusts filed a "Schedule TO" with the SEC on September 10, 2004 in connection with the Tender Offer. In the "Schedule TO," the Trusts stated:

    We are making this Offer because we intend to acquire as much as 50% of the outstanding shares so that we may take the fund in a new direction. To implement our plan to take the fund in a new direction, we intend to propose that:

    (X) NRL stockholders elect our nominees in place of the incumbent directors at each of NRL's annual meetings until all NRL directors were nominated by us . . .

    (X) NRL's incumbent investment adviser [Neuberger Berman] be terminated and replaced with Boulder Investment Advisors, LLC and Stewart West Indies Trading Company, Ltd. [which are affiliates of Horejsi]. . .

    (X) [Horejsi], an investment consultant to us, be appointed as NRL's portfolio manager;

    26. The "Schedule TO" further disclosed that "some of these changes are likely to increase NRL's costs," and further indicated that in other funds advised by Horejsi, the advisory fee is 1.25% of net assets, as opposed to Neuberger Berman's fee of .6% of net assets.

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    27. Because the Tender Offer did not, and does not, offer any premium over the market price of NRL's shares, few shareholders of the Fund will tender their shares, since they can obtain an identical price immediately by selling their shares in the market, and would not have to wait for payment, at no interest, as they would in the Tender Offer. Consequently, there is little or no risk that the Trusts will obtain a significant number of shares in connection with the Tender Offer unless they raise the tender offer price to provide a significant premium over the market price. The Board decided to recommend against the Tender Offer. However, the Board did not simply make that recommendation, and allow shareholders either to accept or reject the Tender Offer or persuade the Trusts to raise the Tender Offer price. Nor did the Board provide or seek a more attractive offer for shareholders. Instead, on September 21, 2004, the Board decided to take three actions to preclude the Tender Offer, any improvement to the Tender Offer, or any competing offers (the "Preclusive Actions"). The Preclusive Actions were not designed to protect the shareholders of the Fund, but rather, to protect the incumbent directors and Neuberger Berman's investment advisory agreement. The Fund and its Board failed to pursue the simple and legal course of action that would have protected the shareholders from any danger presented by the Trusts' stated goal to assume control of the Fund without precluding shareholders from considering the Tender Offer or receiving either an improvement to the Tender Offer or a better competing offer.

    C. The Preclusive Actions of the Fund and Its Board of Directors
       -------------------------------------------------------------

    28. The first Preclusive Action was to manipulate the number of outstanding shares of NRL to reduce the Trusts' ownership to less than 10% of the stock, followed by the Board's election to make the Fund subject to the Maryland Control Share Acquisition Act., Md. Code Ann., Corps & Ass'ns ss. 3-701, et seq. (the "Control Statute"). The Control Statute would deprive shares purchased by a shareholder who did not own 10% of a Maryland corporation's stock

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prior to the board's election to be subject to the Control Statute of the right to vote those shares.

    29. In order to reduce the Trusts' ownership to less than 10%, a prerequisite to using the Control Statute to nullify the votes of shares acquired by the Trusts, NRL signed a Common Stock Purchase Agreement on September 22, 2004 providing for the private placement of 139,535 unregistered shares of NRL common stock with its affiliate, Neuberger Berman LLC (hereafter, the "Private Placement") at a price of $21.50 per share. The issuance of such shares, which Neuberger Berman LLC may demand to have registered so they can be sold in the open market, would increase the total number of shares outstanding to 4,718,518 shares and decrease the Trusts' voting power to 9.92%.

    30. According to the Fund, therefore, in its SEC filings, "[b]ased on publicly available information, immediately following the issuance of the shares pursuant to the Stock Purchase Agreement, no person owned any `control shares'
under the [Maryland] Control Share Act. . . ." The next day, at its September
23, 2004, meeting, the Board agreed to "adopt resolutions, to be effective immediately after the issuance of shares to [Neuberger Berman LLC] pursuant to the Stock Purchase Agreement, electing the Fund to be subject to both the
Maryland Control Share Acquisition Act. . . ."

    31. Thus, the Fund and its board, entered into the Private Placement for the sole purpose of manipulating the percentage ownership of the Trusts in order to deprive any shares acquired by the Trusts of the right to vote through the Control Statute.

    32. The second Preclusive Action pursued by the Board was the adoption, at the September 23, 2004, meeting, of a so-called Rights Agreement, commonly known as a "Poison Pill." Under the Rights Agreement, the Board issued rights to shareholders to purchase from the Fund three shares of common stock at a price of $0.0001 per share. The rights may be exercised ten days after a shareholder

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acquires more than 11% of the stock of the Fund, but the acquiring shareholder may not exercise any rights for stock owned in excess of 11% of the Fund's stock.

    33. As a consequence of the Poison Pill, any shares owned by the Trusts above 11%, including any shares acquired pursuant to the Tender Offer, would immediately be diluted by a ratio of 3:1, rendering the shares of the Trusts (or any other shareholder) in excess of 11%, but no one else's, worth 1/4 of their prior value.

    34. The Poison Pill thus effectively prevented the Trusts from pursuing any tender offer, even one at a much higher price. NRL has stated that "because of this Rights Agreement, [the NRL] board has a serious question about whether the Horejsi Trusts will purchase common shares pursuant to the terms of the Horejsi [tender] offer."

    35. The third Preclusive Action taken by NRL was the Board's authorization, at the September 23 meeting, of a "self tender offer" for 943,704 shares (20%) of NRL common stock at a price of $20.00 per share (the "Self Tender"). The Board stated that the Self Tender is "designed to provide liquidity to the Fund's stockholders, if required, without requiring them to tender" to the Trusts.

    36. NRL stated that the Self-Tender "is one of several steps in your board's plan to defend the fund and its stockholders against the unsolicited and partial tender offer." At the same time, however, the Board recommended that stockholders not tender into NRL' s Self Tender, noting, as one reason not to tender, that the Self Tender "will be at a price less than the net asset value per share." Thus, the Board suggested to shareholders that they should not accept any offer that is at a price less than NAV per share or that is for fewer than all shares, yet provided no alternative to shareholders to realize NAV in any of the defensive measures that were adopted. To the contrary, by adopting the Preclusive Actions, the Fund and the Board sought to ensure, that the Trusts

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would not improve their offer (by increasing the price to NAV or by increasing the size of the offer) and that no one else would make any such offer.

    37. Although the Board recommended against tendering shares into the Fund's own tender, the Self Tender is coercive to shareholders. The Preclusive Actions make the Self Tender--a partial tender offer at a significant discount to NA V--the only transaction available to shareholders, and foreclose any competing tender offers. If shareholders do not tender at the Fund's inadequate price, their percentage ownership of the Fund will increase and they will have to pay an increased proportion of the fixed costs of operating the Fund.

    38. The Fund and its Board have stated in SEC filings that the size of the Self Tender was determined based upon the Board's belief that most stockholders would not tender their shares. This belief is reasonable, considering that the Self Tender is only slightly above the market price of NRL stock, and substantially below NAV per share. The Board's conclusion, however, demonstrates that its response to the Tender Offer is unreasonable, since the Tender Offer is at an even lower price and shareholders are even less likely to tender to the Trusts. Consequently, as a result of the Preclusive Actions, shareholders wishing to liquidate their holdings have been forced into tendering into the inadequate Self Tender, and the Fund has eliminated any possibility of a competing and improved tender offer from the Trusts or anyone else.

    39. Rather than the inappropriate Preclusive Actions, the Board could have adopted "defenses" that would not have irreparably injured the Fund's shareholders. The Board was concerned about shareholders of the Fund being trapped in an investment that Horejsi took in a different direction after a successful voluntary tender offer for 50% of the shares. Given that concern, the only appropriate responses of the Fund and the Board would be to provide a superior alternative or to adopt measures to allow shareholders to liquidate

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their holdings at NAV in the event they did not wish to remain part of a company controlled by Horejsi. Thus, for example, the Fund and the Board could easily have issued non-discriminatory "put" rights, through which any shareholder, including the Trusts, could at certain times sell their shares to the Fund for NAV. The Fund and the Board also could have adopted a resolution announcing that the Fund would tender for all of its shares at NAV in the event that the Trusts acquired more than a certain percentage of the Fund's shares. "Put" rights or a prospective self tender for all shares at NAV would protect shareholders without violating the 1940 Act and without depriving shareholders of the opportunity to receive competitive offers for their shares.

    40. Such measures, however, while benefiting the shareholders of the Fund, would not necessarily protect Neuberger Berman and its financial relationship with the Fund. Because the Board was acting to protect Neuberger Berman, and not the Fund and its shareholders, the Board failed to consider and approve defensive measures other than the Preclusive Actions.

    41. Having adopted the Preclusive Actions, the Fund and the Board also commenced litigation against the Trusts, captioned NEUBERGER BERMAN REAL ESTATE INCOME FUND INC. V. LOLA BROWN TRUST NO. 1B, ET AL., District of Maryland, Civil Action No. AMD 04-3056, alleging that the Trusts failed to disclose certain immaterial facts in connection with the Tender Offer. The Trusts have counterclaimed, alleging that the Preclusive Actions violate the Maryland Corporations and Associations Articles and the 1940 Act. The Fund and the Trusts are now engaged in accelerated litigation, at a planned expense of over $500,000 to the Fund's shareholders, over issues that will have an enormous effect on the Fund's shareholders. Neither the Fund nor the Trusts, however, are acting in the best interests of the shareholders.

    42. The Rights Agreement that constituted the Poison Pill was to expire by its terms on "the Close of Business on the 120th day following the execution of this Agreement," or January 21, 2005. On January 18, 2005, NRL executed a second rights agreement, identical in all material terms with the Rights Agreement,

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with a record date of January 21, 2005, which will expire on "the Close of
Business on the 120th day following the execution of this Agreement," or May 18, 2005.

    43. By their actions, the defendants continued the Poison Pill beyond 120 days, and ensured the Rights Agreement would be in effect continuously for more than 120 days, from September 23, 2004 until at least May 18, 2005.

                                CAUSES OF ACTION
                                ----------------

                                    COUNT ONE
      (Declaratory Judgment -- Violation of the Maryland Control Share Act)
      ---------------------------------------------------------------------

    44. Plaintiff re-alleges the preceding paragraphs as if fully set forth here.

    45. The Control Statute, Md. Code Ann., Corps & Ass'ns ss. 3-701 et seq., prohibits the voting of shares by a person who acquires more than 10% of a company's stock without prior approval by 2/3 of the shareholders. It provides an exception, however, to shareholders of stock of an investment company that have acquired more than 10% of the stock on the date the company elects to be subject to the Control Statute. That exception, set forth in Md. Code Ann., Corps & Ass'ns ss. 3-7029(c)(4) provides:

        (c) This subtitle does not apply to:

        (4) A corporation registered under the Investment Company Act of 1940 as a closed-end investment company unless its board of directors adopts a resolution to be subject to this subtitle on or after June 1, 2000, provided that the resolution shall not be effective with respect to any person who has become a holder of control shares before the time that the resolution is adopted.

    46. Since the Fund's formation in 2002, the Board had never made it subject to the Control Statute. The Board did not consider making the Fund subject to the Control Statute until September 22, 2003, after the Trusts had acquired over 10% of the Fund's stock.

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    47. At that time, however, it was too late under the Control Statute for the
Board to make the Control Statute apply to the Trusts, since they had already acquired more than 10% of the stock. Consequently, the Fund and its Board pursued the Private Placement to the advisor's affiliate in order to immediately dilute the Trusts to a position of less than 10% so that they could argue that the resolution electing to make the company subject to the Control Statute would prohibit the Trusts from voting their shares.

    48. The election to be subject to the Control Statute does not, by the plain language of the statute, apply to prohibit the Trusts from voting their shares. The Trusts acquired more than 10% of the Fund's stock "before the time that the resolution [was] adopted." The Fund's attempt to manipulate the number of outstanding shares through the Private Placement does not alter the status of the statutory exemption.

    49. Moreover, at the time that the Board adopted the resolution electing to make the Fund subject to the Control Statute, the Fund had not issued shares pursuant to the Private Placement. Consequently, at the time the resolution was approved and adopted, the Trusts owned more than 10% of the Fund's stock and the Control Statute cannot under any circumstances apply to the Trusts.

    50. Plaintiff and the Class are entitled to relief declaring that the Control Statute does not apply to shares acquired by the Trusts, and to any necessary relief enjoining the Fund from any further attempts to preclude the Trusts' voting power through the election to be subject to the Control Statute.


                                    COUNT II
       (Declaratory Judgment - Control Statute Election Violates 1940 Act)
       -------------------------------------------------------------------

    51. Plaintiff re-alleges the preceding paragraphs as if fully set forth here.

    52. Section 18(i) of the 1940 Act provides:

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Case 1:04-cv-03399-AMD  Document 24     Filed 05/06/2005          Page 16 of 25

        (i) Future issuance of stock as voting stock; exceptions
               Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company. . .shall be a voting stock and have equal voting rights with every other outstanding voting stock. . . .

The Control Statute conflicts with Section 18(i) of the 1940 Act, since it declares that certain shares do not have equal voting rights with every other outstanding share. Because the Fund is registered under the 1940 Act, it must comply with all of the provisions of that statute, and has no power to elect to be subject to the Control Statute. The election of the Fund, therefore, to be subject to the Control Statute is therefore invalid and ultra vires.

    53. Plaintiff and the Class are entitled to relief declaring that the Fund cannot elect to make itself subject to the Control Statute, and enjoining any and all actions taken pursuant to the Fund's election to do so.

                                    COUNT III
  (Breach of Fiduciary Duty Relating to Private Placement and Control Statute)
  ----------------------------------------------------------------------------

    54. Plaintiff re-alleges the preceding paragraphs as if fully set forth here.

    55. The Private Placement, followed by the Board's election to be subject to the Control Statute, was a device to evade the exception in the Control Statute "with respect to any person who has become a holder of control shares before the time that the resolution is adopted." As such, these actions were undertaken solely for the purpose of interfering with the voting rights of shareholders of the Fund and constitute inequitable conduct on the part of the Board. The actions are also ultra vires, in that the Board cannot, under the Maryland Corporate Code, preclude the Trusts from voting by electing to make the Fund subject to the Control Statute, since the Trusts acquired more than 10% of the stock before the resolution was adopted. The Board cannot, consistent with its fiduciary duties, use the Control Statute to preclude any shareholder from

Case 1:04-cv-03399-AMD  Document 24     Filed 05/06/2005          Page 18 of 25

voting, since the Control Statute cannot be adopted consistent with the 1940
Act.

    56. The Board's actions in pursuing the Private Placement and electing to be subject to the Control Statute are a breach of the directors' fiduciary duty of loyalty to the shareholders.

    57. Plaintiff and the class are entitled to relief declaring that the Board has violated its fiduciary duty, and further declaring that the Trusts cannot be prohibited from voting any shares of the Fund that they acquire.

                                    COUNT IV
            (Violation of ss.ss. 18(d), 18(i) and 23(b) of 1940 Act)
            --------------------------------------------------------

    58. Plaintiff re-alleges the preceding paragraphs as if fully set forth here.

    59. Section 18(d) of the 1940 Act provides:

               (d) Warrants and rights to subscription
               It shall be unlawful for any registered management company to issue any warrant or right to subscribe to or purchase a security of which such company is the issuer, except in the form of warrants or rights to subscribe expiring not later than one hundred and twenty days after their issuance and issued exclusively and ratably to a class or classes of such company's security holders; except that any warrant may be issued in exchange for outstanding warrants in connection with a plan of reorganization.

    60. "Ratably" means "proportionately." The issuance of rights pursuant to the Poison Pill is disproportionate since the only purpose of the pill is to treat a greater-than-11% shareholder differently from other shareholders. Any rights plan that allows the exercise of rights with respect to some, but not all, shares in certain circumstances violates the requirement that the rights or warrants be issued ratably.

    61. In response to the use by investment company managements of corporate machinery and state law provisions allowing the exercise of voting rights disproportionately to equity ownership, Congress, in Section 1 of the 1940 Act,

Case 1:04-cv-03399-AMD  Document 24     Filed 05/06/2005          Page 19 of 25

15 U.S.C. 80a-1, determined that "the national public interest and the interests of investors are adversely affected":

               when investment companies issue securities containing inequitable or discriminatory provisions, or FAIL TO PROTECT THE PREFERENCES AND PRIVILEGES OF THE HOLDERS OF THEIR OUTSTANDING SECURITIES (emphasis added).

Section 1 reflects Congress' concern not only with discrimination among shares issued by investment companies but also among holders of those shares. Moreover, Congress further declared in Section 1 that the provisions of the 1940 Act shall be interpreted in accordance with its policy and purposes "to mitigate and, so far as is feasible, to eliminate the conditions enumerated in this section," including, as set forth above, the issuance by investment companies of securities containing discriminatory provisions and the failure to protect the preferences and privileges of the holders of such securities.

    62. The Poison Pill would deprive certain shares--those shares owned by a stockholder in excess of 11% of the outstanding stock of the Fund--of the right to purchase three additional shares at less than a penny per share. The Poison Pill therefore violates Section 18(d) of the 1940 Act.

    63. Section 23(b) of the 1940 Act further provides:

               (b) Sale of common stock at price below current net asset value No registered closed-end company shall sell any common stock of which it is the issuer at a price below the current net asset value of such stock. . . except (4) upon the exercise of any warrant outstanding on August 22, 1940, or issued in accordance
               with the provisions of section 18(d). . . .

    64. The Poison Pill constitutes the sale of common stock of the Fund at a price of $.000l per share, far less than the net asset value per share of approximately $21.00. The rights issued pursuant to the Poison Pill were not issued in accordance with ss. 18(d). The Poison Pill, therefore, is ultra vires under ss.23(b) of the 1940 Act.

Case 1:04-cv-03399-AMD  Document 24     Filed 05/06/2005          Page 20 of 25


    65. In addition, the Poison Pill would violate ss. 18(i) of the 1940 Act because it would provide certain shares--those shares held by a shareholder in excess of 11% of the outstanding shares of the Fund--different voting rights from the voting rights of the other outstanding shares of common stock of the Fund.

    66. Plaintiff and the Class are entitled to relief declaring that the Poison Pill is ultra vires and in violation of the 1940 Act. Plaintiff and the Class are further entitled to injunctive relief prohibiting the issuance of any rights or common stock pursuant to the Poison Pill, or the use of the Poison Pill in any manner as a "defensive" measure against purchasers of the Fund's stock.

                                    COUNT V
          (Violation of Fiduciary Duty in Connection with Poison Pill)
          ------------------------------------------------------------

    67. Plaintiff re-alleges the preceding paragraphs as if fully set forth here.

    68. The Board's adoption of the Poison Pill in response to the Tender Offer constitutes a disproportionate response to a non-existent threat to the Fund and its shareholders. The purpose of the Poison Pill is to protect Neuberger Berman and the Board, not to protect the Fund and its shareholders. As such, the adoption of the Poison Pill was in violation of the Board's fiduciary duties.


    69. Moreover, the Poison Pill violates the 1940 Act, and the adoption of a "defensive" measure in violation of the 1940 Act constitutes a violation of the Board's fiduciary duties.

    70. Plaintiff and the Class are entitled to relief declaring that the Poison Pill was adopted in violation of the Board's fiduciary duties, and enjoining the use of the Poison Pill to foreclose the Tender Offer or any better competing offers.

                                    COUNT VI
      (Violation of ss. 23(b) of the 1940 Act and Breach of Fiduciary Duty)
      ---------------------------------------------------------------------

Case 1:04-cv-03399-AMD  Document 24     Filed 05/06/2005          Page 21 of 25


    71. Plaintiff re-alleges the preceding paragraphs as if fully set forth here.

    72. Section 23(b) of the 1940 Act is intended to insure that an issuance of common stock other than to all existing holders of such stock be at a price equal to NAV per share. Thus, ss.23(b) provides that "No registered closed-end company shall sell any common stock of which it is the issuer at a price below the current net asset value of such stock."

    73. The Fund and its Board have acted to violate ss.23(b) by agreeing to the Private Placement simultaneously with its decision to pursue a self-tender of the Fund for 20% of its stock at a price below the NAV per share of the stock. In the Private Placement, Neuberger Berman LLC will purchase stock at $21.50, which would have been the NAV per share but for the Self Tender. As a consequence of the Self Tender, in which shares will be repurchased at less than NAV, the NAV of the remaining shares of the Fund will increase, as the Board has recognized in its public filings. Thus, by timing the Private Placement to occur immediately before the Self Tender, the Board will be selling stock to an affiliate of Neuberger Berman at a price that is a discount to the NAV that will result from the Self Tender. The timing of the Private Placement and the Self Tender are controlled by the Board and by Neuberger Berman, and as a result of the timing, Neuberger Berman will be receiving an unfair windfall by buying the Fund's stock at a price that it knows will be less than NAV, and the shareholders of the Fund will be unfairly diluted.

    74. The Fund, in a situation similar to the stale pricing arbitrage scandals that were widespread in the mutual fund industry, will be selling stock to an affiliate of its advisor at a price that the Board knows will be below the NAV of such stock. The timing of the transactions to allow the sale of stock at less than NAV violates ss.23(b) and the Board's fiduciary duties. Plaintiff and the Class will be injured by timing and pricing of the Private Placement and Self

Case 1:04-cv-03399-AMD  Document 24     Filed 05/06/2005          Page 22 of 25

Tender, and are entitled to relief declaring that the combination of the Private Placement and Self Tender violate ss.23(b) of the 1940 Act, and further, that the Board is violating its fiduciary duty in timing the transactions in a manner that will improperly dilute the public shareholders of NRL. Plaintiff and the Class are further entitled to relief enjoining or rescinding the Private Placement.

                                    COUNT VII
                        (For Violation of Fiduciary Duty)
                        ---------------------------------

    75. Plaintiff re-alleges the preceding paragraphs as if fully set forth here.

    76. The Board has determined that the Tender Offer is not in the best interests of the Fund's stockholders. The Board, however, has caused the Fund to pursue the Preclusive Actions, all of which violate state and federal statutes, as well as the fiduciary duties of the directors. The Board has failed to pursue "defensive" measures that would protect the Fund's shareholders and not, at the same time, interfere with the shareholders' right and ability to obtain the best offer available for their shares.

    77. The Preclusive Actions pursued by the Board present a danger to shareholders, not only because they deprive shareholders of the ability to obtain a better offer and unreasonably coerce shareholders into the Self Tender. For example, under the Poison Pill, the Trusts could purchase one share in excess of the 11% trigger threshold, and exercise the right to purchase shares at $.0001 per share with respect to their entire 11% stake. Unsuspecting shareholders of the Fund who fail to exercise the Poison Pill rights will be enormously diluted to approximately one quarter of their original stake. The Board has thus recklessly endangered the ownership stakes of many existing shareholders with its Preclusive Actions.

    78. The Fund and the Board could have, but did not, pursue simple courses of action that are both permissible under state and federal law and would benefit the shareholders of the Fund, unlike the Preclusive Actions adopted by the Board. The Fund could have distributed "put" rights, pursuant to which

Case 1:04-cv-03399-AMD  Document 24     Filed 05/06/2005          Page 23 of 25

shareholders would have the option, at designated times, to "put" their shares to the Fund at NAV per share. The Board also could have resolved to conduct a self tender for all shares at NAV in the event the Trusts acquired more than a specified percentage of the Fund's stock. Such a put right or prospective self tender could have been implemented by the Board on September 23, 2004, and would have addressed the Board's stated concern that the Tender Offer did not pay shareholders NAV per share. However, because Neuberger Berman and its investment advisory agreement would not be protected by such put rights or by a self tender for all shares at NAV, the Board did not pursue these options.

    79. Plaintiff and the Class are entitled to relief declaring that the Fund should only implement defensive actions that will benefit shareholders, rather than the investment advisor of the Fund, by allowing shareholders the ability to obtain NAV per share for their shares under appropriate circumstances. Plaintiff and the Class are further entitled to injunctive relief requiring the Fund and its Board to pursue "defensive" actions that will benefit shareholders, rather than the investment advisor to the Fund.

                                   COUNT VIII
     (For Violation of Section 18(d) and Violation of Fiduciary Futies as a Result of Extending The Rights Agreement Beyond 120 Days)

    80. Plaintiff re-alleges the preceding paragraphs as if fully set forth here.

    81. Section 18(d) of the 1940 Act allows the issuance of rights to subscribe to or purchase a security of which an investment company is the issuer only where such rights expire "not later than one hundred and twenty days after their issuance."

    82. By executing a second rights agreement on January 18, 2005, identical in all material respects to the Rights Agreement executed on September 23, 2004, the defendants effectively extended the Rights Agreement beyond 120 days. Thus, even if the Poison Pill were permissible under 1940 Act, the defendants' extension of the Poison Pill beyond 120 days violates the 120 day limitation on rights plans under Section 18(d) of the 1940 Act.

    83. The defendants' use of a series of rights plans to preclude the Tender Offer violates the 120 day limitation on rights plans under the 1940 Act and, like the defendants' other actions, improperly discriminates against certain shares and holders of shares in violation of Section 18(d) and its required interpretation under Section 1 of the 1940 Act.

    84. Plaintiff and the Class are entitled to relief declaring that the adoption of any rights agreement after the initial Rights Agreement is a violation of Section 18(d) of the 1940 Act and a breach of the directors' fiduciary duty. Plaintiff and the Class are further entitled to injunctive relief setting aside the second rights agreement and prohibiting the defendants from adopting or executing any additional rights agreements that would have the effect of continuing the Poison Pill.

    WHEREFORE, Plaintiff prays for relief as follows:

    a. For an order certifying this action as a class action on behalf of all shareholders of the Fund, other than Neuberger Berman and its affiliates or the Trusts and its affiliates;

    b. For relief declaring that the Preclusive Actions violate Maryland law and the 1940 Act;

    c. For relief declaring that the Preclusive Actions, including the extension of the Poison Pill beyond 120 days, violate the fiduciary duties of the Board and that the Board has breached its fiduciary duties by failing to implement "defensive" actions that will benefit the shareholders, as opposed to the investment advisor, of the Fund;

    d. For relief enjoining the Board from implementing the Preclusive Actions, including the extension of the Poison Pill beyond 120 days, and requiring the Board to rescind any such actions, and further requiring the Board to implement appropriate "defensive" measures designed to benefit the Fund's shareholders, rather than the investment advisor of the Fund.

    e. For an award of plaintiff's attorneys' fees and costs in prosecuting this action; and

    f.  For such other and further relief as the Court deems just and proper.

Dated: May 6, 2005

                                     TYDINGS & ROSENBERG LLP


                                      /s/
                                     -------------------------------------------
                                     By:   John B. Isbister, Fed. Bar No. 00639
                                           Lawrence J. Quinn, Fed. Bar No. 07545
                                           100 East Pratt Street, 26th Floor
                                           Baltimore, MD  21202
                                           (410) 752-9700
                                           Fax (410) 727-5460
                                           jisbister@tydingslaw.com
                                           -------------------------
                                           lquinn@tydingslaw.com
                                           -------------------------


                                     CHITWOOD HARLEY HARNES LLP


                                      /s/
                                     -------------------------------------------
                                     By: Gregory E. Keller
                                         11 Grace Avenue
                                         Suite 306
                                         Great Neck, NY  11021
                                         (516) 773-6090
                                         Fax (404) 876-4476

                                         Attorneys for Plaintiff